Exhibit 4.26
Contract Summary of Project Management Agreement
Part I — Key Particulars

Project:	Construction of a flexible print circuit factory facility at Land Lot No. A64-2, Meicun Gongye Jizhongqu, Wuxi Xinqu, the People’s Republic of China

Parties:	(1)	Zastron Precision-Flex (Wuxi) Company Limited (“the Company”), a company incorporated under the laws of the PRC; and

	(2)	Parsons Brinckerhoff Constructors (Shanghai) Company Limited (“the Consultant”), a company incorporated under the laws of the PRC.

Date of Contract:		30 July 2007

Contract Sum:		RMB8,300,000
Part II — Material Terms
The followings are the material terms of the subject contract in relation to the rights and obligations of the parties:-
1.	The Company and the Consultant entered into the contract under which the Consultant is engaged to carry out all project management services (“the Services”) for the Company for the Project and all construction contracts with various contractors to complete the Project. (Recital B)

2.	The Consultant is obliged to perform the Services to the satisfaction of the Company. (Clause 2.2)

3.	The Company may at any time require the Consultant to perform Additional Services in connection with the Project and the Consultant shall perform upon such requests. (Clause 2.4)

4.	The Consultant confirms to the Company that it possesses a high level of expertise and experience in relation to the Services and Additional Services. In addition, it acknowledges that the Company has entered into the contract in reliance of such representation made prior to the date of this contract; and that the Company relies on the Consultant’s expertise and experience in performing the Services and Additional Services. (Clause 3.1)

5.	If in the opinion of the Company the performance or conduct of any person for the time being appointed to carry out the Services has been unsatisfactory, it may require removal of such person from his current position and prompt replacement, after consulting the Company and obtained its written consent. (Clause 4.2)

6.	If in the opinion of the Company the staff or any element of the staff utilised by the Consultant in the performance of the Services are inadequate, it may after consulting the Consultant require the Consultant forthwith to employ and utilise such additional and/or more or differently qualified, expert or experienced staff as the Company reasonably considers to be necessary (Clause 4.3). If the Consultant fails to do so within a reasonable period of time, the Company may employ on such terms and conditions it thinks fit such number of staff with elements it considers necessary and require utilisation (Clause 4.4).

7.	The Consultant’s entitlement to payment for performance of the Services and any other obligations in accordance with Schedule 3 shall be its total and only entitlement to payment. (Clause 5.2)

8.	The Consultant shall timeously comply with or perform all instructions and directions given by the Company in relation to the Services. It shall coordinate with the Company or its affiliate Zastron Precision-Tech Limited and all other appointed consultants for the Project to perform the Services. (Clause 6.1)

9.	The Consultant shall maintain in full force and effect with a well-established, substantial and reputable insurance office in a form and upon terms and conditions approved by the Company professional indemnity insurance, providing a level of indemnity of not less than RMB13,000,000 for any occurrence or series of occurrences arising out of any one event in respect of the liability of the Consultant to the Company or to any other person, or in respect of any negligent act or omission of the Consultant or otherwise. (Clause 7.1)

10.	The Consultant shall ensure that the insurance is maintained in full force and effect for the period of 12 years from the date of this contract. It shall also, whether or not it be on the same insurance policy, maintain in the same period sufficient insurance to cover potential claims raised by third parties against the Consultant in performing the Project. If for any reason it fails to maintain the insurance, it shall immediately inform the Company in writing. The Company has the option to require the Consultant to enter into alternative arrangements, or to take out and maintain in force such insurance and deduct the requisite amount from any monies due or become due to the Consultant, or to recover the same as a debt due from the Consultant. (Clause 7.2)

11.	Except when necessary under this contract, no Confidential Information shall be disclosed by the Consultant without prior written consent of the Company (Clause 8.1) and the Company shall be entitled to an injunction for any breach of confidentiality (Clause 8.4).

12.	Restrictions in the confidentiality clause shall continue to apply after termination of this contract. (Clause 8.5)

13.	The Company may at any time require the Consultant to permanently cease (Clause 9.1) or to suspend (Clause 9.2) the performance of all or any part of the Services and/or the Additional Services by giving 30 days in advance notice in writing with relevant specifications. Such a notice, if ceasing all performance, shall operate to terminate this contract (Clause 9.1).

14.	The Company may at any time require the resumption of the performance of any or all Services and/or the Additional Services or the suspended performance by giving notice in writing with relevant specifications. The Consultant is entitled to be paid by the Company such sum as the Company considers to be equal to the additional cost reasonably and necessarily incurred by the Consultant for the purpose of resuming performance of the Services and/or the Additional Services. (Clause 9.3)

15.	If the Company does not within a period of 30 working days require the resumption of the performance of suspended Services and/or Additional Services, then upon expiry of such period the Company will be deemed to have required the Consultant to cease the performance of such Services and/or the Additional Services. (Clause 9.4).

16.	If the Company fails to pay any sum due to the Consultant within a period of 7 working days after it has become due (Clause 9.5), or if the Consultant fails to comply with any term of this Agreement (Clause 9.6), then the Consultant/ Company shall be entitled by registered post to give 14 working days’ notice in writing specifying the breach and requiring rectification within such period of notice and if upon the expiry of such notice, such default still persists, the Consultant/ Company may within 7 days thereafter be entitled to give notice in writing by registered post to forthwith terminate this contract.

17.	If the decision of cessation or suspension was not made because of, any breach by the Consultant of any of its obligations under this contract or because the Company had reasonable grounds to suspect the Consultant might be or become unable to perform the Services and/or the Additional Services or if the Consultant terminates this contract pursuant to 9.5, then the Consultant shall be entitled to payment pursuant to 5.1 of such sum as the Company considers to be fair and reasonable having regard to the nature and extent of the Services and/or the Additional Services performed between the time at which the last payment was made to the Consultant pursuant to 5.1 and the time of the cessation or suspension. (Clause 10.1)

18.	If the Company requires cessation or suspension of performance of any or all Services and/or the Additional Services, or if this contract is terminated pursuant to 9.5 or 9.6, then the Consultant shall immediately take such action as may be necessary or desirable to bring to an end in an orderly manner the Services and/or the Additional Services, but in the case of suspension, in such a manner that the performance of the Services and/or the Additional Services may be resumed as soon as possible with the minimum possible additional cost if resumed later. Unless the decision was made because of, any breach by the Consultant or, the Company had reasonable grounds to suspect the Consultant may be or become unable to perform, then the Consultant shall be entitled to be paid by the Company such sum as the Company considers to be the additional cost reasonably and necessarily incurred by the Consultant for the purpose of taking the above actions. (Clause 10.4)

19.	If the Company requires cessation or suspension of performance of any or all Services and/or the Additional Services, or if this contract is terminated pursuant to 9.5 or 9.6, the Consultant shall deliver and make available to the Company all documents, information, property and materials of the Company and all documents, information, property and materials which are in the ownership, possession, custody or control of the Consultant or any sub-contractor of the Consultant (or representatives) and shall give all such assistance and advice as the Company may request to effect a smooth handover to the Company or any other person authorised by it. The Consultant expressly waives any lien or other right it might have to retain possession or ownership of such pending payment of any amounts due to it. (Clause 10.5)

20.	The Company, its subsidiaries or affiliates is entitled to use all or any design documents for the purposes of this project or any of its other projects. (Clause 10.7)

21.	The Consultant shall indemnify and keep indemnified the Company from and against any loss, cost, liability, damage, claim or proceeding of whatsoever nature which the Company incurs or suffers as a direct consequence of or in connection with or arising out of any act, negligent act, or omission on the part of the Consultant, its sub-contractors, delegates, servants or agents resulting in: (a) any breach by the Consultant, its servants, agents, delegates or sub-contractors; (b) any breach of any warranty given by the Consultant under this contract; (c) any person employed by the Company pursuant to 4.4. (Clause 12)

22.	In case of any dispute or difference shall arise between the Company and the Consultant in connection with or arising out of the contract or the performance of the Services, the parties shall endeavour to resolve the dispute or difference by amicable negotiations failing which such dispute or difference shall be referred to and determined by arbitration at the China International Economic and Trade Arbitration Commission, Shanghai Commission. (Clause 20.1)

23.	Parsons Brinckerhoff (Asia) Limited shall provide to the Company guarantee in respect of the Consultant’s due performance of its obligations under this contract. (Clause 20.2)

24.	The subject contract shall be governed by and construed in accordance with the laws of the People’s Republic of China (excluding the law of Hong Kong, Macau and Taiwan). (Clause 21)
Part III — Omitted Terms
The following is a description of the terms of the subject contract that have been omitted from this summary:-
1.	The definition provision provides a list of definitions for certain terms in the subject contract. (Clause 1)

2.	The scope of power provision gives the Company the option to specify the scope of power of the Consultant. (Clause 11)

3.	The subcontracting provision prohibits the Consultant from transferring its rights and obligations and from subcontracting its responsible tasks without the consent of the Company or except as provided in Schedule 6. (Clause 13)

4.	The language provision acknowledges that the subject contract is executed in Chinese. (Clause 14)

5.	The vitiation provision provides for the severance of any vitiating clause from the body of the contract. (Clause 15)

6.	The waiver provision provides that any omission, default or delay in the exercise of the right, power or remedial action by the Company shall not constitute a waiver of such right, power or remedial action. (Clause 16)

7.	The revision provision provides for the revision or supplementation of the subject contract by written agreement by the Company and the Consultant or by the exercise of the Company’s rights as specified in the subject contract. (Clause 17)

8.	The notice provision specifies the method by which communications arising from or related to the subject contract are to be exchanged. (Clause 18)

9.	The entire agreement provision maintains that the subject contract sets out in full the entire agreement between the Company and the Consultant. (Clause 19)
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The forgoing is a fair and accurate English translation of the summarized Project Management Agreement.

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